Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

May 24, 2023

Biodexa Pharmaceuticals PLC
Announces US$3.32 Million Registered Direct Offering

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX) (“Biodexa” or the “Company”), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, is pleased to announce a fundraise of gross proceeds of approximately US$3.32 million (c.£ 2.67 million) raised pursuant to a registered direct offering (the “Registered Direct Offering”) in the United States utilizing the Company’s existing share capital authorities, via the issuance of 22,135,922 new American Depositary Shares (the “Registered ADSs”) at a price of US$0.15 per Registered ADS representing 110,679,610 new ordinary shares at a price of approximately US$0.03 per ordinary share (the “Offering”).

The Offering is expected to close on or around May 26, 2023, subject to customary closing conditions. The net proceeds of the Offering will be approximately US$2.61 million (c.£2.11 million) which the Company intends to utilise for working capital and general corporate purposes.

Ladenburg Thalmann & Co. Inc. is acting as the exclusive placement agent for the Offering.

In addition, subject to shareholder approval, the purchasers will be issued (i) 33,203,883 Series C warrants (the "Series C Warrants") to purchase up to 33,203,883 new American Depositary Shares (the “Series C Warrant ADSs”) and (ii) 22,135,922 Series D warrants (the "Series D Warrants" and, together with the Series C Warrants, the "Warrants") to purchase up to 22,135,922 new American Depositary Shares (the “Series D Warrant ADSs” and, together with the Series C Warrant ADSs, the “Warrant ADSs”), in a Private Placement (together with the Registered Direct Offering, the “Offering”). The Warrants sold in the Private Placement will be delivered and become exercisable upon receipt of shareholder approval to allot the Warrants, the Warrant ADSs and the ordinary shares underlying the Warrant ADSs (the “Warrant Shares”) offered in the Private Placement without triggering statutory preemptive rights under the laws of England and Wales (the “Biodexa Shareholder Approval”). The Warrants are exercisable at an exercise price of US$0.20 per American Depositary Share. The Series C Warrants will expire one year from the initial exercise date and may be exercised on a cashless basis. The Series D Warrants will expire five years from the initial exercise date and may be exercised on a cashless basis if and only if the Company has not filed a registration statement registering the Warrant Shares underlying the Series D warrants within six months of the initial exercise date.

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The Registered ADSs described above are being offered pursuant to a shelf registration statement (File No. 333-267932) which became effective on 26 October 2022. The Registered ADSs may be offered only by means of a prospectus supplement that forms a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the Registered Direct Offering will be filed with the U.S. Securities and Exchange Commission (“SEC”). Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained, when available, from the SEC’s website at http://www.sec.gov or from Ladenburg Thalmann & Co. Inc., at Attn: Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, NY 10019 or by e-mail at prospectus@ladenburg.com.

Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Warrant ADSs.

Current Financial Position

The Company’s cash balance as at 31 December 2022 was approximately £2.84 million which we expect to be sufficient to fund operations into the fourth quarter of 2023. Biodexa’s current cash balance is approximately £3.81 million. Following the Company’s receipt of the net proceeds from the Registered Direct Offering, Biodexa expects its cash resources to remain sufficient to fund operations into the first quarter of 2024.

Accordingly, should the Registered Direct Offering not be completed, the Company would need to seek urgently alternative sources of funding. There can be no guarantee that the Company will be able to find alternative sources of potential funding, which may or may not be on similar commercial terms, and may not be obtainable on a timely basis, or at all. If the Private Placement does not proceed, it is likely that the Company would be unable to continue to develop and commercialise any of its assets and may not be able to continue as a going concern. If any alternative sources of potential funding are not available, the Directors of the Company believe that it is likely that the Company would be forced to enter into administration processes shortly after the forthcoming General Meeting.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO and CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

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About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

No Offer or Solicitation

This announcement or any part of it is for information purposes only and is not intended to and does not constitute an offer to sell or issue or the solicitation of an offer to subscribe for or buy or an invitation to subscribe for or purchase any securities or the solicitation of any vote or approval in respect of such actions in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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ADDITIONAL INFORMATION

Further Information on the Private Placement

The Directors have considered the funding requirements for the execution of the Company’s business plan. Taking account of Biodexa’s existing resources (less the costs associated with the Registered Direct Offering and Private Placement), the Board expects that the Company would have an operational cash runway to first quarter of 2024.

Details of the Private Placement

There will be no offer to the public in the United Kingdom (including to the Company’s existing shareholders generally) or the United States of securities in connection with the Private Placement.

All Warrants issued in the Private Placement will not be registered under the Securities Act. Following the closing of the Private Placement the Company will be required to file a registration statement with the SEC to register the Warrant ADSs that underly such Warrants. Shareholders should consult their legal advisers as to whether they are affiliates of the Company for the purposes of US securities law.

All of the Directors and officers of Biodexa have agreed, subject to limited exceptions, with Ladenburg not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s ADSs or any securities convertible into, or exercisable or exchangeable for, ADSs for a period of 90 days following the date of effectiveness of the Registration Statement.

The purchasers have agreed, subject to limited exceptions, with the Company that during the period beginning on the pricing date of the Offering and ending at 5:00 pm Eastern Time on May 30, 2023 (the “Restricted Period”), the purchasers shall not sell, dispose or otherwise transfer, directly or indirectly, on any trading day during the Restricted Period, any securities of the Company in an amount representing more than 15% of the cumulative trading volume of the ADSs for such trading day.

Placement Agency Agreement

Pursuant to the Placement Agency Agreement, Ladenburg has agreed to use its reasonable best efforts as agent of the Company to procure subscribers for the Securities.

The Placement Agency Agreement contains certain representations, warranties and indemnities from the Company in favour of Ladenburg and is conditional, inter alia, upon:

•	all corporate proceedings and other legal matters in connection with the Placement Agency Agreement and the registration, sale and delivery of the Registered ADSs and the Warrants, which includes obtaining Biodexa Shareholder Approval at the Annual General Meeting, shall have been completed or resolved in a manner reasonably satisfactory to Ladenburg; and

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•	the delivery of certain documents to Ladenburg, including lock-up agreements executed by each of the directors of the Company and a legal opinion from each of Brown Rudnick LLP (as legal advisors to the Company on English law) and Orrick, Herrington & Sutcliffe LLP (as legal advisors to the Company on U.S. law) in connection with the allotment, issuance and sale of the Registered ADSs and the Warrants.

In accordance with the Placement Agency Agreement, the Company has agreed to pay Ladenburg a cash fee in an amount equal to 8% of the aggregate gross proceeds of the Private Placement and to issue to Ladenburg or its designees Warrants (the “Placement Agent Warrants”) equal to 4% of the total number of the Registered ADSs. The Company has also agreed to pay Ladenburg a management fee equal to 1% of the gross proceeds raised in the Offering and an expense allowance of up to US$85,000 for legal fees and other out-of-pocket expenses. The exercise price of the Placement Agent Warrants will be 125% of the offering price of the Registered ADSs and shall terminate three years from the date of the offering of the Placement Agent Warrants.

The Placement Agency Agreement may be terminated without liability by Ladenburg by notice to the Company at any time on or prior to Completion if, inter alia, the Company fails to comply with its obligations under the Placement Agency Agreement, if there is a material adverse change on the results of operations, assets, business, or condition (financial or otherwise) of the Company and its subsidiaries or if there is a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any documents to be entered into in connection with the Private Placement.

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